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Annual Statement as to Compliance

For the Year Ended December 31, 2024 (the “Reporting Period”)

BMO Commercial Mortgage Securities LLC,

Series 2024-5C3

Pursuant to Section 3.01 (37) of the Sub- Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), as an authorized officer of Berkadia Commercial Mortgage LLC (“Berkadia”), I hereby attest that:

         i.            A review of the activities of Berkadia as Subservicer during the period (reporting period) has been made under my supervision.

       ii.            To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

Berkadia Commercial Mortgage LLC,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2025